

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2023

Frédéric Ruel
Chief Financial Officer
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montreal, Québec
H3B 2S2

   Re: Osisko Gold Royalties Ltd
     Form 40-F for the Year Ended December 31, 2022
     40-F filed March 30, 2023
     File No. 001-37814

Dear Frédéric Ruel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation